# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Koil Energy Solutions, Inc., CIK 0001110607
CUSIP: 24372A305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1310 Rankin Road, Houston, Texas (TX), 77073
Date of event which requires filing of this statement: 07/31/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001496771
Persons authorized to receive notices and communications: MAZ Partners LP, 9028 Lakes Boulevard, West Palm Beach, Florida (FL), 33412, (973) 641-5643; Walter Schenker, 9028 Lakes Boulevard, West Palm Beach, Florida (FL), 33412, (973) 641-5643

## Reporting persons
- MAZ Partners LP (CIK 0001496771): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 295,492; sole dispositive power 0; shared dispositive power 295,492; aggregate amount beneficially owned 295,492 (2.4% of the class)
  Comment: Item 13 is calculated based on 12,188,202 shares of Common Stock outstanding as of September 30, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.
- MAZ Capital Advisers, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 295,492; sole dispositive power 0; shared dispositive power 295,492; aggregate amount beneficially owned 295,492 (2.4% of the class)
  Comment: Item 13 is calculated based on 12,188,202 shares of Common Stock outstanding as of September 30, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.
- Walter Schenker (CIK 0001350457): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,531; shared voting power 295,492; sole dispositive power 4,531; shared dispositive power 295,492; aggregate amount beneficially owned 300,023 (2.5% of the class)
  Comment: Item 13 is calculated based on 12,188,202 shares of Common Stock outstanding as of September 30, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Koil Energy Solutions, Inc.
Address of issuer's principal executive offices: 1310 Rankin Road, Houston, Texas (TX), 77073
Comment: This Statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the "Common Stock") of Koil Energy Solutions, Inc. (the "Issuer"), a Nevada corporation formerly known as Deep Down, Inc., whose principal executive offices are located at 1310 Rankin Road, Houston, TX 77073.

## Item 2. Identity and Background
Name of person filing: (a-f) This Schedule 13D/A is jointly filed by MAZ Partners LP ("MAZ Partners"), a Delaware limited partnership, MAZ Capital Advisers, LLC ("MAZ Capital"), a Delaware limited liability company, and Walter Schenker ("Schenker"). MAZ Partners, MAZ Capital, and Schenker are collectively referred to as the "Reporting Persons". Schenker is the sole managing member of MAZ Capital, which is the sole general partner of MAZ Partners. The principal occupation of Schenker is serving as the managing member of MAZ Capital. The principal business of MAZ Partners is investment management. The principal business of MAZ Partners is investing in securities. The address of each of MAZ Partners, MAZ Capital and Schenker is 9028 Lakes Boulevard West Palm Beach, FL 33412. During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Schenker is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of MAZ Partners funds is the working capital of MAZ Partners. The source of Schenker funds is personal investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock for investment purposes. The intent of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by them, either in the open market or in privately negotiated transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, (i) MAZ Partners and MAZ Capital may each be deemed to be the beneficial owner of 295,492 shares of Common Stock (the "MAZ Shares"), constituting approximately 2.4% of the shares of Common Stock, and (ii) Schenker may be deemed to be the beneficial owner of 300,023 shares of Common Stock, constituting approximately 2.5% of the shares of Common Stock, each based upon a total of 12,188,202 shares of Common Stock outstanding as of November 14, 2025 (based on disclosure in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: MAZ Partners may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares. MAZ Capital, as the sole general partner of MAZ Partners, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares and therefore, MAZ Capital may be deemed to be the beneficial owner of the MAZ Shares. By virtue of Schenker's position as the sole managing member of MAZ Capital, Schenker may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares and therefore, Schenker may be deemed to be the beneficial owner of the MAZ Shares. Schenker also has the sole voting and dispositive power over 4,531 shares of Common Stock.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule, which agreement is attached hereto as Exhibit 99.1 to this Schedule 13D/A.

Except as described herein or in other amendments to this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- MAZ Partners LP: By: MAZ Capital Advisors, LLC, its General Partner, By: /s/ Walter Schenker, Walter Schenker, Manager (12/03/2025)
- MAZ Capital Advisers, LLC: By: /s/ Walter Schenker, Walter Schenker, Manager (12/03/2025)
- Walter Schenker: /s/ Walter Schenker, Walter Schenker (12/03/2025)